40-33

811-6463
Branch 18



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.




SEC MAIL
RECEIVED
PROCESSING
SEP 13 2005
WASH, D.C.
213
SECTION

September 6, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of the following

- Case No. 05-CV-302 a copy of **Notice of Appeal**, **Seventh Circuit Appeal Information Sheet**, and **Notice to Appellants** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*
- Case No. 03-673-DRH a copy of **Notice of Appeal**, **Amended Notice of Appeal**, **Notice of Errors and/or Deficiencies in Electronically Filed Documents**, **Notice to Appellants**, and **Notice of Payment of Appellate Docketing Fee** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
SEP 29 2005
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Parthasarathy v. AIM\Correspondence\L-090605SEC.doc
090605 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

T.K. PARTHASARATHY, EDMUND WOODBURY,)
STUART ALLEN SMITH, and SHARON SMITH,)
individually and on behalf of all others similarly)
situated,)
)
Plaintiffs,)
)
vs.) No. 05-302-DRH
)
T. ROWE PRICE INTERNATIONAL FUNDS, INC.,)
a corporation, T. ROWE PRICE INTERNATIONAL, INC.,)
ARTISAN FUNDS, INC., a corporation,)
ARTISAN PARTNERS LIMITED PARTNERSHIP,)
AIM INTERNATIONAL FUNDS, INC., a corporation,)
and AIM ADVISORS, INC.,)
)
Defendants.)

NOTICE OF APPEAL

Notice is hereby given that T.K. Parthasarathy, Edmund Woodbury, Stuart Allen Smith and Sharon Smith, plaintiffs in the above named case, hereby appeal to the United States Court of Appeals for the Seventh Circuit from the orders entered on the 10th day of June and on the 8th day of July, 2005.

By: s/Robert L. King

ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525

Attorneys for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on August 27, 2005 to the following counsel of record:

Glenn E. Davis
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
gdavis@armstrongteasdale.com

Frank N. Gundlach
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
fgundlach@armstrongteasdale.com

Martin I. Kaminsky
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
mikaminsky@pollacklawfirm.com

Edward T. McDermott
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
etmcdermott@pollacklawfirm.com

Daniel A. Pollack
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
dapollack@pollacklawfirm.com

Lisa M. Wood
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
lwood@armstrongteasdale.com

Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
212-575-4700
azaccaria@pollacklawfirm.com

s/Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525
E-mail: king@swedlowking.com

SEVENTH CIRCUIT APPEAL INFORMATION SHEET

Include names of all plaintiffs(petitioners) and defendants (respondents) who are parties to the appeal.
Use separate sheet if needed.

District: **SOUTHERN DISTRICT OF ILLINOIS** Docket No.: *05-302-DRH*
Division: *East St. Louis*

Plaintiff *(Petitioner)* Short Caption Defendant *(Respondent)*

T.K. Parthasarathy, et al. V. T. Rowe Price International Funds, et al.

Counsel for Plaintiff *(Petitioner)*: Counsel for Defendant *(Respondent)*:
(Use separate sheet for additional counsel)

Counsel for Plaintiff		Counsel for Defendant	
Name:	See attached	Name:	See attached
Firm:		Firm:	
Address:		Address:	
City, St., Zip:		City, St., Zip:	
Phone:		Phone:	

Judge: David R. Herndon

Court Reporter: N/A

Nature of Suit Code: 160
Date Filed in District Court: 4/22/05
Date of Judgment: 6/10/05 & 7/8/05
Date of Notice of Appeal: 8/27/05

Counsel: ___ Appointed _X_ Retained

Fee Status: _X_ Paid ___ Due ___ IFP ___ IFP Pending ___ U. S. ___ Waived
(Please mark only 1 item above)

Has Docketing Statement been filed with the District Court's Clerk's Office: ___ Yes _X_ No

If 28 U.S.C.§2254 or 28 U.S.C. §2255, was certificate of appealability: __ Granted __ Denied __ Pending

If certificate of probable cause was granted or denied, what is the date of the order: ________________

If Defendant is in Federal custody, please provide United States Marshal number (USM#):

IMPORTANT: THIS FORM IS TO ACCOMPANY THE SHORT RECORD SENT TO THE CLERK OF THE U.S. COURT OF APPEALS PURSUANT TO CIRCUIT RULE 3(a).

3:05-cv-00302-DRH Parthasarathy et al v. T Rowe Price International Funds Inc et al
David R Herndon, presiding
Date filed: 04/22/2005
Date terminated: 06/10/2005 **Date of last filing:** 08/29/2005

Attorneys

Klint L. Bruno Ellison, Nielsen et al. Generally Admitted 100 West Monroe Street 18th Floor Chicago, IL 60603 312-855-8391 *Assigned: 04/22/2005* *LEAD ATTORNEY* *ATTORNEY TO BE NOTICED*	representing	**Edmund Woodbury** *(Plaintiff)*
		Sharon Smith *(Plaintiff)*
		Stuart Allen Smith *(Plaintiff)*
		T K Parthasarathy *(Plaintiff)*
Glenn E. Davis Armstrong Teasdale - St. Louis Generally Admitted One Metropolitan Square 211 North Broadway, Suite 2600 St. Louis, MO 63102-2740 314-621-5070 gdavis@armstrongteasdale.com *Assigned: 04/22/2005* *LEAD ATTORNEY* *ATTORNEY TO BE NOTICED*	representing	**Aim Advisors Inc** *(Defendant)*
		Aim International Funds Inc *(Defendant)*

T Rowe Price International Funds Inc
(Defendant)

T Rowe Price International Inc
(Defendant)

Frank N. Gundlach Armstrong Teasdale - St. Louis Generally Admitted One Metropolitan Square 211 North Broadway, Suite 2600 St. Louis, MO 63102-2740 314-621-5070 fgundlach@armstrongteasdale.com *Assigned: 04/22/2005* *LEAD ATTORNEY* *ATTORNEY TO BE NOTICED*	representing	**Aim Advisors Inc** *(Defendant)*
		Aim International Funds Inc *(Defendant)*
		T Rowe Price International Funds Inc *(Defendant)*
		T Rowe Price International Inc *(Defendant)*
Martin I. Kaminsky Pollack & Kaminsky 114 West 47th Street Suite 1900 New York, NY 10036-8295 212-575-4700 mikaminsky@pollacklawfirm.com *Assigned: 04/22/2005* *LEAD ATTORNEY* *ATTORNEY TO BE NOTICED*	representing	**Aim Advisors Inc** *(Defendant)*
		Aim International Funds Inc *(Defendant)*

		T Rowe Price International Funds Inc *(Defendant)*
		T Rowe Price International Inc *(Defendant)*
Robert L. King Swedlow & King - Chicago 70 West Madison Street Suite 660, Three First National Plaza Chicago, IL 60602 314-621-4002 314-621-2586 (fax) robertlking@charter.net *Assigned: 05/23/2005* *LEAD ATTORNEY* *ATTORNEY TO BE NOTICED*	representing	**T K Parthasarathy** *(Plaintiff)*
		Edmund Woodbury *(Plaintiff)*
		Sharon Smith *(Plaintiff)*
		Stuart Allen Smith *(Plaintiff)*
Edward T. McDermott Pollack & Kaminsky 114 West 47th Street Suite 1900 New York, NY 10036-8295 212-575-4700 etmcdermott@pollacklawfirm.com *Assigned: 04/22/2005* *LEAD ATTORNEY* *ATTORNEY TO BE NOTICED*	representing	**Aim Advisors Inc** *(Defendant)*
		Aim International Funds Inc *(Defendant)*

T Rowe Price International Funds Inc
(Defendant)

T Rowe Price International Inc
(Defendant)

Daniel A. Pollack
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
212-575-4700
dapollack@pollacklawfirm.com
Assigned: 04/22/2005
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

representing

Aim Advisors Inc
(Defendant)

Aim International Funds Inc
(Defendant)

T Rowe Price International Funds Inc
(Defendant)

T Rowe Price International Inc
(Defendant)

Stephen M. Tillery
Korein Tillery - Swansea
Generally Admitted
10 Executive Woods Court
Swansea, IL 62226-2030
618-277-1180
stillery@koreintillery.com
Assigned: 04/22/2005
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

representing

Edmund Woodbury
(Plaintiff)

Sharon Smith
(Plaintiff)

Stuart Allen Smith

(Plaintiff)

T K Parthasarathy
(Plaintiff)

Lisa M. Wood Armstrong Teasdale - St. Louis Generally Admitted One Metropolitan Square 211 North Broadway, Suite 2600 St. Louis, MO 63102-2740 314-621-5070 lwood@armstrongteasdale.com *Assigned: 04/22/2005* *LEAD ATTORNEY* *ATTORNEY TO BE NOTICED*	representing	**Aim Advisors Inc** *(Defendant)* **Aim International Funds Inc** *(Defendant)* **T Rowe Price International Funds Inc** *(Defendant)* **T Rowe Price International Inc** *(Defendant)*
Anthony Zaccaria Pollack & Kaminsky 114 West 47th Street Suite 1900 New York, NY 10036-8295 212-575-4700 azaccaria@pollacklawfirm.com *Assigned: 04/22/2005* *LEAD ATTORNEY* *ATTORNEY TO BE NOTICED*	representing	**Aim Advisors Inc** *(Defendant)* **Aim International Funds Inc** *(Defendant)* **T Rowe Price International Funds Inc**

(Defendant)

T Rowe Price International Inc
(Defendant)

George A. Zelcs Korein Tillery - Chicago Generally Admitted 70 West Madison Street Suite 660, 3 First National Plaza Chicago, IL 60602 312-641-9750 312-641-9751 (fax) gzelcs@koreintillery.com *Assigned: 04/22/2005* *LEAD ATTORNEY* *ATTORNEY TO BE NOTICED*	representing	**Edmund Woodbury** *(Plaintiff)*
		Sharon Smith *(Plaintiff)*
		Stuart Allen Smith *(Plaintiff)*
		T K Parthasarathy *(Plaintiff)*


UNITED STATES DISTRICT COURT
FOR THE
SOUTHERN DISTRICT OF ILLINOIS

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS

750 Missouri Avenue
P. O. Box 249
East St. Louis, IL 62202
618/482-9371

Norbert G. Jaworski
Clerk of Court

August 30, 2005

Re: T.K. Parthasarathy, et al. V. T. Rowe Price International Funds, et al.
05-302-DRH

The attached copy of the Notice of Appeal is being mailed to all parties pursuant to F.R.A.P. 3(d). The record on this appeal is due to be prepared on or before **9/13/05**.

For your convenience, a copy of Rule 10 of the United States Court of Appeals for the Seventh Circuit is attached to this letter.

Circuit Rule 10 provides that the entire record minus certain miscellaneous procedural pleadings be forwarded to the Court of Appeals. If any of the automatically excluded items need to be included in the record, counsel has ten (10) days from the filing of the notice of appeal to e-file a designation of record by **specifying which items are so required and the dates of their filing**.

Counsel must ensure that exhibits to be included in the record which are not in the possession of the District Court Clerk are furnished to the Clerk within ten (10) days after the filing of the Notice of Appeal.

F.R.A.P 10(b) requires that within ten (10) days of the filing of the Notice of Appeal, the appellant order a transcript of such parts of the proceedings not already on file which he deems necessary for the record **from the Court Reporter**. Should appellant order less than the entire transcript, he is required to file and serve on appellee a description of the parts he intends to order. Under such circumstances, appellee has ten (10) days after service within which to order any additional parts of the transcript.

NORBERT G. JAWORSKI
CLERK OF COURT

cc: All Attorneys of Record
Court Reporter

AP-2
(6/04)

CIRCUIT RULE 10. Preparation of Record in District Court Appeal

(a) *Record Preparation Duties.* The clerk of the district court shall prepare within 14 days of filing the notice of appeal the original papers, transcripts filed in the district court, and exhibits received or offered in evidence (with the exceptions listed below). The transcript of a deposition is "filed" within the meaning of this rule, and an exhibit is "received or offered," to the extent that it is tendered to the district court in support of a brief or motion, whether or not the rules of the district court treat deposition transcripts or exhibits as part of the record. These materials may be designated as part of the record on appeal without the need for a motion under Fed. R. App. P 10(e). Counsel must ensure that exhibits and transcripts to be included in the record which are not in the possession of the district court clerk are furnished to the clerk within ten days after the filing of the notice of appeal. The following items will not be included in the record unless specifically requested by a party by item and date of filing within ten days after the notice of appeal is filed or unless specifically ordered by this court:

briefs and memoranda,
notices of filings,
subpoenas,
summonses,
motions to extend time,
affidavits and admissions of service and mailing,
notices of settings,
depositions and notices,
and jury lists.

(b) *Correction or Modification of Record.* A motion to correct or modify the record pursuant to Rule 10(e). Fed. R. App. P., or a motion to strike matter from the record on the ground that it is not properly a part thereof shall be presented first to the district court. That court's order ruling on the motion will be transmitted to this court a part of the record.

CIRCUIT RULE 11. Record on Appeal

(b) *Transcript and Other Supplemental Transmissions.* When trial or hearing transcripts, or other parts of the record, are filed with the clerk of the district court (or exhibits that have been retained in the district court for use in preparation of the transcript are returned to the clerk) after initial transmission of the record, they shall be immediately transmitted to this court and filed as a supplemental record without the requirement of the court's order. This immediate transmission meets the requirements of Rule 11(b), Fed. R. App. P., that the court reporter notify the clerk of the court of appeals that the transcript has been filed with the clerk of the district court.



UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS

750 Missouri Avenue
P. O. Box 249
East St. Louis, IL 62202
618/482-9371

Norbert G. Jaworski
Clerk of Court

NOTICE TO APPELLANTS

(As of December 1, 1997)

You are hereby advised that Circuit Rule 3 of the Rules of the U.S. Court of Appeals for the Seventh Circuit has been amended. For your convenience, a portion of new Circuit Rule 3 is set forth below:

CIRCUIT RULE 3. Notice of Appeal, Docketing Fee, Docketing Statement

(a) *Forwarding Copy of Notice of Appeal.* When the clerk of the district court sends to the clerk of this court a copy of the notice of appeal, the district court clerk shall include any docketing statement. In civil cases the clerk of the district court shall include the judgments or orders under review, any transcribed oral statement of reasons, opinion, memorandum of decision, finding of fact, and conclusions of law. The clerk of the district court shall also complete and include the Seventh Circuit Appeal Information Sheet in the form prescribed by this court.

(b) *Dismissal of Appeal for Failure to Pay Docketing Fee.* If a proceeding is docketed without prepayment of the docketing fee, the appellant shall pay the fee within 14 days after docketing. If the appellant fails to do so, the clerk is authorized to dismiss the appeal.

(c)(1) *Docketing Statement.* The appellant must serve on all parties a docketing statement and file it with the clerk of the district court at the time of the filing of the notice of appeal or with the clerk of this court within seven day s of filing the notice of appeal. The docketing statement must comply with the requirements of Circuit Rule 28(b). If there have been prior or related appellate proceedings in the case, or if the party believes that the earlier appellate proceedings are sufficiently related to the new appeal, the statement must identify these proceedings by caption and number. The statement also must describe any prior litigation in the district court that, although not appealed, (a) arises out of the same criminal conviction, or (b) has been designated by the district court as satisfying the criteria of 28 U.S.C. §1915(g). If any of the parties to the litigation appears in an official capacity, the statement must identify the current occupant of the office. The docketing statement in a collateral attack on a criminal conviction must identify the prisoner's current place of confinement and its current warden; if the prisoner has been released, the statement must describe the nature of the ongoing custody (such as supervised release) and identify the custodian. If the docketing statement is not complete and correct, the appellee must provide a complete one to the court of appeals clerk within 14 days after the date of the filing of the appellant's docketing statement.

(2) Failure to file the docketing statement within 14 days of the filing of the notice of appeal will lead to the imposition of a $100 fine on counsel. Failure to file the statement within 28 days of the filing of the notice of appeal will be treated as abandonment of the appeal, and the appeal will be dismissed. When the appeal is docketed, the court will remind the litigants of these provisions.

NORBERT G. JAWORSKI, CLERK
U. S. DISTRICT COURT

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	No. 03-673-DRH
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	)	
Defendants.	)	
T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	No. 05-302-DRH
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	)	
Defendants.	)	

NOTICE OF APPEAL

Notice is hereby given that T.K. Parthasarathy, Edmund Woodbury, Stuart Allen Smith and Sharon Smith, plaintiffs in the above named case, hereby appeal to the United States Court of Appeals for the Seventh Circuit from the order entered on the 8th day of July, 2005.

By: s/Robert L. King

ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525

Attorney for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on August 27 , 2005 to the following counsel of record:

Gordon R. Broom grb@ilmolaw.com
Troy A. Bozarth troy.bozarth@ilmolaw.com
Burroughs, Hepler
103 West Vandalia Street
Suite 300, P.O. Box 510
Edwardsville, IL 62025-0510

Frank N. Gundlach
fgundlach@armstrongteasdale.com
Glenn E. Davis
gdavis@armstrongteasdale.com
Lisa M. Wood
lwood@armstrongteasdale.com
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740

John W. Rotunno jrotunno@bellboyd.com
Kenneth E. Rechtoris
krechtoris@bellboyd.com
Daniel Joseph Hayes dhayes@bellboyd.com
Bell, Boyd et al.
Three First National Plaza
70 West Madison, Suite 3300
Chicago, IL 60602

Robert H. Shultz, Jr. rshultz@hrva.com
Richard K. Hunsaker rhunsaker@hrva.com
Heyl, Royster
103 West Vandalia Street
P.O. Box 467
Edwardsville, IL 62025

Daniel A. Pollack
dapollack@pollacklawfirm.com
Martin I. Kaminsky
mikaminsky@pollacklawfirm.com
Edward T. McDermott
etmcdermott@pollacklawfirm.com
Anthony Zaccaria
azaccaria@pollacklawfirm.com
Pollack & Kaminsky
114 West 47th Street , Suite 1900
New York, NY 10036-8295

Thomas B. Smith tbsmith@ropesgray.com
David O. Stewart dstewart@ropesgray.com
Ropes & Gray LLP
700 Twelfth Street, N.W., Suite 900
Washington, DC 20005

s/Robert L. King
ROBERT L. KING

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	No. 03-673-DRH
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	)	
Defendants.	)	

AMENDED NOTICE OF APPEAL

Notice is hereby given that T.K. Parthasarathy, Edmund Woodbury, Stuart Allen Smith and Sharon Smith, plaintiffs in the above named case, hereby appeal to the United States Court of Appeals for the Seventh Circuit from the final judgment and order of dismissal entered in this case on May 27, 2005, and the order entered on 8th day of July, 2005.

By: s/Robert L. King

ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525

Attorney for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on August 27, 2005 to the following counsel of record:

Gordon R. Broom grb@ilmolaw.com
Troy A. Bozarth troy.bozarth@ilmolaw.com
Burroughs, Hepler
103 West Vandalia Street
Suite 300, P.O. Box 510
Edwardsville, IL 62025-0510

Frank N. Gundlach
fgundlach@armstrongteasdale.com
Glenn E. Davis
gdavis@armstrongteasdale.com
Lisa M. Wood
lwood@armstrongteasdale.com
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740

John W. Rotunno jrotunno@bellboyd.com
Kenneth E. Rechtoris
krechtoris@bellboyd.com
Daniel Joseph Hayes dhayes@bellboyd.com
Bell, Boyd et al.
Three First National Plaza
70 West Madison, Suite 3300
Chicago, IL 60602

Robert H. Shultz, Jr. rshultz@hrva.com
Richard K. Hunsaker rhunsaker@hrva.com
Heyl, Royster
103 West Vandalia Street
P.O. Box 467
Edwardsville, IL 62025

Daniel A. Pollack
dapollack@pollacklawfirm.com
Martin I. Kaminsky
mikaminsky@pollacklawfirm.com
Edward T. McDermott
etmcdermott@pollacklawfirm.com
Anthony Zaccaria
azaccaria@pollacklawfirm.com
Pollack & Kaminsky
114 West 47th Street , Suite 1900
New York, NY 10036-8295

Thomas B. Smith tbsmith@ropesgray.com
David O. Stewart dstewart@ropesgray.com
Ropes & Gray LLP
700 Twelfth Street, N.W., Suite 900
Washington, DC 20005

s/Robert L. King
ROBERT L. KING

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

NOTICE OF ERRORS AND/OR DEFICIENCIES
IN ELECTRONICALLY FILED DOCUMENTS

DATE: 8/29/05

CASE NO. : 03-673-DRH

CASE NAME: Parthasarathy, et al. v. T Rowe Price Funds, et al.

DOCUMENT NO.: 101 & 102

DOCUMENT TITLE: Notice of Appeal

One of the following errors/deficiencies has been identified in the document listed above:

☒ **neither appeal was linked to the "appealed" order(s); the below screen should have been completed in order to create the relationship between your appeal and the appealed documents**

Appeal Documents
3:03-cv-00673-DRH Parthasarathy, et al v. T Ro

Select order being appealed.

☑ **Refer to existing event(s)?**

Filed [ ] **to** [ ]
Documents [ ] **to** [ ]

The below screen would have appeared and you would have chosen the orders you are appealing:

scheduling and discovery order. Signed by Judge Clifford J. Proud on 1/27/04. (amv,)

☐ 01/30/2004 71 ORDER OF REMAND: Case remanded to Madison County, Illinois Circuit Court. Signed by Judge David R Herndon on 1/30/04. (mlm)

☑ 05/27/2005 88 ORDER DISMISSING CASE. The Court vacates the 1/30/2004 remand Order [71] and dismisses with prejudice Plaintiffs' state law claims in accord with the Seventh Circuit's mandate [87]. Further, the Court strikes [84] Plaintiffs' amended complaint and denies as moot Plaintiffs' [85] motion for leave to amend the complaint. See Order for specifics. Signed by Judge David R Herndon on 5/27/2005. (mlm)

☑ 07/07/2005 94 ORDER denying [90] Motion to Alter Judgment. Signed by Judge David R Herndon on 7/7/2005. (mlm) Modified on 7/8/2005 (mlm). (Entered: 07/08/2005)

☐ 08/25/2005 100 ORDER GRANTING Plaintiffs' Motion for Extension of Time to File Notice of Appeal [95]. Plaintiffs shall have up and until Friday, September 2, 2005, to file their notice of appeal. Signed by Judge David R Herndon on 08/25/05. (seg)

[Next] [Clear]

ACTION TAKEN BY CLERK'S OFFICE

☐ Docket entry "STRICKEN" as ordered by the Court
☒ **Both docket entries have been corrected**
☐ Other:

ACTION REQUIRED BY FILER

☒ **NO FURTHER ACTION REQUIRED BY FILER; appeal #101 has been terminated since an amended appeal was e-filed at document #102**

Norbert G. Jaworski
Clerk of Court

By: /s/ TJ Hickey
Deputy Clerk

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS

750 Missouri Avenue
P. O. Box 249
East St. Louis, Illinois 62202
(618) 482-9371

Norbert G. Jaworski
Clerk of Court

301 West Main
Benton, Illinois 62812
(618) 439-7760

Reply to:
East St. Louis

August 29, 2005

Re: Parthasarathy, et al. v. T. Rowe Price Funds, et al.
03-673-DRH

The attached copy of the Notice of Appeal is being mailed/or noticed by electronic filing to all parties pursuant to F.R.A.P. 3(d). The record on this appeal is due to be prepared on or before **9/12/05**.

For your convenience, a copy of Rule 10 of the United States Court of Appeal for the Seventh Circuit is attached to this letter.

Circuit Rule 10 provides that the entire record minus certain miscellaneous procedural pleadings be forwarded to the Court of Appeals. If any of the automatically excluded items need to be included in the record, counsel has ten (10) days from the filing of the notice of appeal to so inform the Clerk of the district court by **specifying which items are so required and the dates of their filing**. Please respond by e-filing or by mail if pro se to the following office location:



U.S. Clerk's Office
301 West Main Street
Benton, IL 62812
Ph: (618) 439-7760



U.S. Clerk's Office
750 Missouri Avenue
P. O. Box 249
East St. Louis, IL 62202
Ph: (618) 482-9371

Counsel must ensure that exhibits to be included in the record which are not in the possession of the District Court Clerk are furnished to the Clerk within ten (10) days after the filing of the Notice of Appeal.

F.R.A.P 10(b) requires that within ten (10) days of the filing of the Notice of Appeal, the appellant order a transcript of such parts of the proceedings not already on file which he deems necessary for the record **from the Court Reporter**. Should appellant order less than the entire transcript, he is required to file and serve on appellee a description of the parts he intends to order. Under such circumstances, appellee has ten (10) days after service within which to order any additional parts of the transcript.

NORBERT G. JAWORSKI
CLERK OF COURT

cc: All Attorneys of Record
Court Reporter

AP-2
(7/2004)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS

750 Missouri Avenue
P. O. Box 249
East St. Louis, Illinois 62202
(618) 482-9371

Norbert G. Jaworski
Clerk of Court

301 West Main
Benton, Illinois 62812
(618) 439-7760

Reply to:

East St. Louis

August 29, 2005

NOTICE TO APPELLANTS

(As of December 1, 1997)

You are hereby advised that Circuit Rule 3 of the Rules of the U.S. Court of Appeals for the Seventh Circuit has been amended. For your convenience, a portion of new Circuit Rule 3 is set forth below:

CIRCUIT RULE 3. Notice of Appeal, Docketing Fee, Docketing Statement

(a) *Forwarding Copy of Notice of Appeal.* When the clerk of the district court sends to the clerk of this court a copy of the notice of appeal, the district court clerk shall include any docketing statement. In civil cases the clerk of the district court shall include the judgments or orders under review, any transcribed oral statement of reasons, opinion, memorandum of decision, finding of fact, and conclusions of law. The clerk of the district court shall also complete and include the Seventh Circuit Appeal Information Sheet in the form prescribed by this court.

(b) *Dismissal of Appeal for Failure to Pay Docketing Fee.* If a proceeding is docketed without prepayment of the docketing fee, the appellant shall pay the fee within 14 days after docketing. If the appellant fails to do so, the clerk is authorized to dismiss the appeal.

(c)(1) *Docketing Statement.* The appellant must serve on all parties a docketing statement and file it with the clerk of the district court at the time of the filing of the notice of appeal or with the clerk of this court within seven day s of filing the notice of appeal. The docketing statement must comply with the requirements of Circuit Rule 28(b). If there have been prior or related appellate proceedings in the case, or if the party believes that the earlier appellate proceedings are sufficiently related to the new appeal, the statement must identify these proceedings by caption and number. The statement also must describe any prior litigation in the district court that, although not appealed, (a) arises out of the same criminal conviction, or (b) has been designated by the district court as satisfying the criteria of 28 U.S.C. §1915(g). If any of the parties to the litigation appears in an official capacity, the statement must identify the current occupant of the office. The docketing statement in a collateral attack on a criminal conviction must identify the prisoner's current place of confinement and its current warden; if the prisoner has been released, the statement must describe the nature of the ongoing custody (such as supervised release) and identify the custodian. If the docketing statement is not complete and correct, the appellee must provide a complete one to the court of appeals clerk within 14 days after the date of the filing of the appellant's docketing statement.

(2) Failure to file the docketing statement within 14 days of the filing of the notice of appeal will lead to the imposition of a $100 fine on counsel. Failure to file the statement within 28 days of the filing of the notice of appeal will be treated as abandonment of the appeal, and the appeal will be dismissed. When the appeal is docketed, the court will remind the litigants of these provisions.

NORBERT G. JAWORSKI, CLERK
U.S. DISTRICT COURT

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS

750 Missouri Avenue
P. O. Box 249
East St. Louis, Illinois 62202
(618) 482-9371

Norbert G. Jaworski
Clerk of Court

301 West Main
Benton, Illinois 62812
(618) 439-7760

Reply to:
East St. Louis

August 29, 2005

TO THE APPELLANT:

Attached please find the Seventh Circuit Transcript Information Sheet. Pursuant to Rule 10(b) and 11(b), Federal Rules of Appellate Procedure, "Counsel and court reporters are to utilize this form prescribed by this court when ordering transcript or certifying that none will be ordered".

This form must be returned to the court reporter of record within ten (10) days of filing the notice of appeal. Please retain one copy for your files.

Further be advised that pursuant to Circuit Rule 3(c), the appellant "must serve on all parties a docketing statement and file it with the clerk of the district court at the time of the filing of the notice of appeal or with the clerk of this court within seven days of filing the notice of appeal. The docketing statement shall comply with the requirements of Circuit Rule 28(b). If the appellee disagrees with the docketing statement in that it is not complete and correct, the appellee shall provide a complete one to the court of appeals clerk within twenty-one (21) days after the date of the filing of the notice of appeal."

NORBERT G. JAWORSKI
CLERK OF COURT

Otherwise, conferences are generally conducted by telephone. The telephone equipment used in these conferences accommodates up to six separate lines and enables the settlement conference attorney to speak privately with any combination of participants. Experience indicates that telephone conferences are often effective in fostering settlements.

♦ Are in-person conferences ever held outside Chicago? Because the resources of the settlement conference program are limited, the settlement conference attorneys cannot regularly hold in-person conferences throughout the Circuit. However, from time to time, in-person conferences are conducted at locations other than Chicago. If the participants believe that an in-person conference outside Chicago would be more productive than a conference by telephone, they may suggest it.

♦ Are Rule 33 conferences confidential? Yes. The Court requires participants to keep what is said in these conferences strictly confidential.

♦ Do judges of the Court of Appeals know what transpires at Rule 33 conferences? No. In this respect, the settlement conference program operates independently of the Court. Participants in Rule 33 conferences, including the settlement conference attorney, are forbidden to impart to any judge or other court personnel what takes place in the conferences.

♦ What takes place at the Rule 33 conference? Rule 33 conferences are official proceedings of the Court but are off-the-record and relatively informal. Discussion is conversational rather than argumentative. The focus is on realistically assessing the prospects of the appeal, the risks and costs of further litigation, the interests of the parties, and the benefits each side can gain through settlement. The settlement conference attorney ordinarily meets with counsel both together and separately. Settlement proposals are discussed. A resolution may or may not be reached during the initial conference. Often, follow-up conferences or "shuttle" negotiations are conducted. By the conclusion of the Rule 33 process, the parties will have either reached an agreement to settle or learned how far apart they are and what are the remaining obstacles to settlement.

♦ Is discussion of settlement limited to the appeal itself? Not necessarily. If settlement of the appeal will not dispose of the entire case or if related litigation is pending in other forums, the parties are invited and encouraged to explore the possibility of a global settlement.

♦ Is briefing automatically deferred when a Notice of Rule 33 Conference is issued? No. However, if a modification of the briefing schedule would be conducive to settlement, an order to that effect may be entered before or after the initial conference.

♦ What preparation is required of counsel? In preparation for the initial Rule 33 conference, attorneys are required to consult rigorously with their clients and obtain as much authority as feasible to settle the case. Counsel must also review their legal and factual contentions with a view to being able to discuss candidly the prospects of the appeal and the case as a whole. If the settlement conference attorney requests copies of pleadings, hearing transcripts, or other material in anticipation of the conference, counsel are expected to provide it promptly.

♦ What is the role of the settlement conference attorney? Because the format of Rule 33 conferences is flexible and each appeal is dealt with on its own terms, the settlement conference attorney plays a variety of roles. He acts as moderator, facilitator, and intermediary. He serves as a neutral evaluator and a reality check. He may suggest terms of settlement. Without being coercive, he acts as a determined advocate for settlement.

♦ What can counsel expect of the settlement conference attorney? Before the initial conference, the settlement conference attorney will have familiarized himself with the history of the litigation, the posture of the case, and the issues on appeal. During the conference, he will seek additional information about the background of the dispute and the parties' interests, claims and defenses in order to explore all possibilities for a voluntary resolution. The settlement conference attorney is strictly impartial. He does not advocate for any party, and he avoids making comments that could advantage one side or another in arguing the issues on appeal. He will disclose any affiliation or prior representation of which he is aware that could call his neutrality into question. He does not force any party to settle or to accept terms it is not willing to accept. While he urges parties to take advantage of opportunities to settle favorably, he recognizes that settlement is not always possible.

♦ How can counsel make best use of the Rule 33 conference to benefit their clients? Recognize that the Rule 33 conference is an opportunity to achieve a favorable outcome for your client. Without laying aside the advocate's responsibility, approach the conference as essentially cooperative rather than adversarial. Help your client make settlement decisions based not on overconfidence or wishful thinking, but on a realistic assessment of the case; not on emotion, no matter how justified it may be, but on rational self-interest. Suggest terms of settlement that maximize the benefits of settlement for all parties. Take advantage of the opportunity to talk confidentially and constructively with counsel for the other parties and, if clients are present, to address them directly and convincingly without being belligerent. Be candid. Don't posture. Listen closely to what other participants have to say. Give the process a chance to work.

10/99


UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF ILLINOIS

750 Missouri Ave., P. O. Box 249
East St. Louis, IL 62201
(618) 482-9371

Norbert G. Jaworski
Clerk of Court

August 29, 2005

NOTICE OF PAYMENT OF APPELLATE DOCKETING FEE

Gino J. Agnello, Clerk
United States Court of Appeals
For the Seventh Circuit
219 South Dearborn Street, Room 2722
Chicago, IL 60604

Re: 03-673-DRH- T K. Parthasarathy et al vs T. Rowe Price International Funds Inc. et al

Dear Mr. Agnello:

This is to advise that we have received payment of the required appellate docketing fee in the amount of $255.00 in the above-entitled matter on 8/29/05.

Very truly yours,

Norbert G. Jaworski, Clerk

By: s/Tamra Baugh
Deputy Clerk

AP-03
(3/99)